

Mail Stop: 3561

November 30, 2015

<u>Via E-Mail</u>
Mr. James T. Murphy
Principal Financial Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re: Foresight Energy LP
>   Form 10-K for the Year ended December 31, 2014
>   Filed March 11, 2015
>   Form 10-Q for the Interim Period ended September 30, 2015
>   Filed November 12, 2105
>   File No. 001-36503**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results
of Operations, page 48

Key Metrics, page 49

1.   We note you identify cash cost per ton sold as a key metric used to assess the performance of your business. In future filings, please identify this metric as a non-GAAP measure which is not necessarily comparable to such other similarly-titled measures of other companies.

Financial Statements, page 63

Summary of Significant Accounting Policies, page 67

Impairment of Depreciable Assets, page 69

2.   We note that you recorded an impairment charge in the amount of $34.7 million related to certain Hillsboro prepaid royalties in which you determined recoupment was improbable based on the remaining period available for recoupment and current coal market conditions. Please tell us if you assessed whether those triggering events leading to the impairment of prepaid royalties represented an indicator of impairment of your long-lived assets at Hillsboro and other mines. Please refer to the guidance in FASB ASC 360-10-35-21. To the extent that you did not perform impairment tests of your long-lived assets, please tell us why you believe testing was not necessary.

Form 10-Q for the Interim Period Ended September 30, 2015

Financial Statements, page 3

Statements of Cash Flows, page 6

3.   We note that you present an adjustment for "unrealized losses (gains) on commodity derivate contracts and cumulative prior unrealized gains realized during the period" to reconcile net income to net cash provided by operating activities. In future filings, please separately disclose the amount of "cumulative prior unrealized gains realized during the period" included in this line item and the reasons of including this amount as a reconciling item in cash flows from operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining